UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 1-35114

Brookfield Residential Properties Inc.

(Translation of registrant’s name into English)

4906 Richard Road S.W.

Calgary, Alberta, Canada T3E 6L1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into the Registration Statement on Form S-8 (File No. 333-174115), and the prospectus related thereto, of Brookfield Residential Properties Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2012.

BROOKFIELD RESIDENTIAL PROPERTIES INC.

By:	/s/ CRAIG J. LAURIE
Name:	Craig J. Laurie
Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management Information Circular for the annual meeting of shareholders to be held on May 8, 2012 (including Notice of Meeting)

99.2	Form of Proxy

99.3	Annual Certification of Chief Executive Officer pursuant to Canadian law

99.4	Annual Certification of Chief Financial Officer pursuant to Canadian law